GINER *Electrochemically Driven*

Oct 1st, 2014

Paul Staples, Chairman / CEO
HyGen Industries, Inc.
P.O. Box 6911
Eureka, CA, 95502

Re: Cost Share program for Renewable Hydrogen Refueling Stations in California

Dear Paul,

Giner is pleased to partner with HyGen Industries in the development of the Hydrogen infrastructure needed to propel the broad use of Renewable Hydrogen as fuel in FCEVs zero emission vehicles. In support to this project cosponsored by the CEC, we agree to provide HyGen a discount through cost sharing of the unit pricing. We agree to offer each one of the three units procured by HyGen at our Standard pricing of 10 units, in hopes this will accelerate the Hydrogen Economy development of infrastructure to support lowering the Carbon footprint of mobility applications.

Our single unit price :	$ 1,684,450 each
10 Piece system Price:	$ 1,395,500 each
Giner's Cost Share per unit :	$ 343,600 each

Therefore if all options are considered, Giner's Cost Share for all three units in this HyGen project may amount up to $1,030,800.

HyGen agrees to use Giner as its preferred supplier of Electrolyzer systems in future installations. We look forward to this growing relationship in the coming years.

If you need additional information regarding this agreement, feel free to contact us at your convenience.

Best regards,

Hector A . Maza
Director Business Development
Giner Inc

Giner, Inc.
89 Rumford Avenue • Newton, MA 02466-1311
Main: 781-529-0500 • Fax: 781-893-6470
www.ginerinc.com